Exhibit 3.3

CERTIFICATE OF DESIGNATION OF

8% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

OF FALCON’S BEYOND GLOBAL, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (as amended, supplemented or restated from time to time, the “DGCL”), Falcon’s Beyond Global, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”) which was formerly known as Palm Holdco, Inc., in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) authorizes the issuance of up to 30,000,000 shares of preferred stock, par value $0.0001 per share, of the Corporation (“Preferred Stock”) in one or more series, and expressly authorizes the Board of Directors of the Corporation (the “Board”), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the “Certificate of Designation”) establish and fix and herein state and express the designation, rights, preferences, powers, restrictions and limitations of such series of Preferred Stock as follows, to be effective as of October 5, 2023 at 8:02 a.m., New York City time:

1.	Definitions. For the purposes hereof, the following terms shall have the following meanings:

(a)	“Accrued Dividends” has the meaning set forth in Section 4(b)(i).

(b)	“Board” has the meaning set forth in the Recitals.

(c)	“Business Day” means any day except any Saturday, any Sunday, any day which a federal legal holiday in the United States or on which banking institutions in the State of New York any day are authorized or required by law or other governmental action to close.

(d)	“Capital Stock” means, with respect to any Person, any and all shares of, interests in, rights to purchase, warrants to purchase, options for, participations in or other equivalents of or interests in (however designated) stock issued by such Person.

(e)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

(f)	“Common Stock” means the Corporation’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and the Corporation’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

(g)	“Conversion Agent” means the Person, acting in its capacity as conversion agent for the Series A Preferred Stock, and its successors and assigns. The initial Conversion Agent shall be Continental Stock Transfer and Trust Company.

(h)	“Deemed Liquidation Event” means:

(i)	the acquisition by any Person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Corporation entitling that person to exercise more than fifty percent (50%) of the total voting power of all shares of the Corporation entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such Person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition);

(ii)	any consolidation or merger of the Corporation in which the Corporation is not the surviving entity, to the extent that (x) in connection therewith, the holders of Common Stock receive as consideration, whether in whole or in part, for such Common Stock (1) cash (other than cash issued in lieu of fractional shares), (2) notes, debentures or other evidences of indebtedness or obligations to pay cash or (3) preferred stock of the surviving entity (whether or not the surviving entity is the Corporation) which ranks on a parity with or senior to the securities received or retained by holders of the Series A Preferred Stock with respect to liquidation or dividends or (y) the holders of the Series A Preferred Stock do not receive preferred stock of the surviving entity, or a Person that owns on the date of such consolidation or merger 100% of the surviving entity, with rights, powers and preferences equal to (or more favorable to the holders than) the rights, powers and preferences of the Series A Preferred Stock; or

(iii)	the sale, lease, transfer or other disposition (but not a consolidation or merger described in clause (ii) of this definition), in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, except where such sale, lease, transfer or other disposition is to a wholly-owned subsidiary of the Corporation or to a wholly-owned subsidiary of Falcon’s Beyond Global, LLC in a transaction where the Corporation’s ownership of, and control over, Falcon’s Beyond Global, LLC remains unchanged.

(i)	“Dividend Payment Period” means, in respect of any share of Series A Preferred Stock, the period from (and including) the Original Issuance Date of such share to (but excluding) the next Dividend Payment Date and, subsequently, in each case the period from (and including) any Dividend Payment Date to (but excluding) the next Dividend Payment Date.

(j)	“Dividend Rate” means 8% per annum.

(k)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(l)	“Holder” means a holder of shares of Series A Preferred Stock.

(m)	“Junior Securities” means, collectively, the Common Stock and any other class of securities currently existing or hereafter authorized, classified or reclassified by the Corporation, the terms of which expressly provide that such class or series is specifically designated as junior to the Series A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(n)	“Original Issuance Date” of any share of Series A Preferred Stock means the date on which such share of Series A Preferred Stock was issued.

(o)	“Original Issue Price” means $10.00 per share.

(p)	“Parity Securities” means any class or series of Capital Stock of the Corporation currently existing or hereafter authorized, classified or reclassified by the Corporation, the terms of which expressly provide that such class or series is specifically designated as ranking on a parity basis with the Series A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(q)	“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind.

(r)	“Requisite Holders” means Holders of more than fifty percent (50%) of the issued and outstanding shares of Series A Preferred Stock.

(s)	“SEC” means the U.S. Securities and Exchange Commission.

(t)	“Securities Act” means the Securities Act of 1933, as amended.

(u)	“Senior Securities” means any class or series of Capital Stock of the Corporation currently existing or hereafter authorized, classified or reclassified by the Corporation, the terms of which expressly provide that such class or series is specifically designated as senior to the Series A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(v)	“Trading Day” means any day on which shares of Common Stock are actually traded on the principal securities exchange or securities market on which shares of Common Stock are then traded.

(w)	“Transfer Agent” means the Person acting as registrar, transfer agent, paying agent for the Series A Preferred Stock and its successors and assigns. The initial Transfer Agent shall be Continental Stock Transfer and Trust Company.

(x)	“Voluntary Conversion Date” has the meaning set forth in Section 9(d)(ii) of this Certificate of Designation.

2.	Designation, Amount and Par Value. The series of Preferred Stock shall be designated as 8% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and the number of authorized shares constituting the Series A Preferred Stock shall be 12,000,000. That number from time to time may be increased or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board, or any duly authorized committee thereof, and by the filing of a certificate pursuant to the provisions of the DGCL stating that such increase or decrease, as applicable, has been so authorized. Each share of Series A Preferred Stock shall have a stated value equal to the Original Issue Price.

3.	Ranking. The Series A Preferred Stock will, with respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up of the Corporation, rank (a) senior to the Common Stock and any Junior Securities, (b) junior to any Senior Securities, and (c) on parity with any Parity Securities.

4.	Dividends.

(a)	Dividends in General.

(i)	With respect to any Dividend Payment Date, the Corporation will pay all Accrued Dividends on each share of Series A Preferred Stock in cash or Dividend Shares in accordance with Section 4(c) at the Dividend Rate.

(ii)	Dividends shall be computed in respect of the quarterly periods ending March 31, June 30, September 30 and December 31, or if any such date for payment is not a Business Day, on the Business Day next succeeding such day (each such date being a “Dividend Record Date”).

(iii)	Dividends shall be paid in arrears on or prior to the day that is fifteen (15) days after each Dividend Record Date (each such date, regardless of whether any dividends have been paid or declared and set aside for payment on such date , a “Dividend Payment Date”); provided, that dividends shall continue to be accrued as of each Dividend Payment Date prior to such first payment date. Notwithstanding the foregoing, the Corporation shall pay the first dividend on January 15, 2024.

(iv)	In the case of a dividend declared on the Class A Common Stock, the Holders shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount equal to the product of (1) the dividend on each share of such Class A Common Stock and (2) the number of shares of Class A Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

(v)	Dividends shall be paid pro rata (based on the number of shares of Series A Preferred Stock held by the Holder) to the Holders of shares of Series A Preferred Stock entitled thereto.

(b)	Accrual of Dividends.

(i)	Dividends on each share of Series A Preferred Stock (A) shall be cumulative and accrue on a daily basis from and including the Original Issuance Date of such share, whether or not declared and whether or not the Corporation has funds legally available to make payment thereof, at a rate equal to the Dividend Rate (such dividends, “Accrued Dividends”), and (B) shall be payable, subject to the next sentence, on the Dividend Payment Date. The Corporation shall, with respect to each Dividend Payment Date, declare and pay, unless prohibited by applicable law (including but not limited to Section 170 of the DGCL), the Accrued Dividends on such Dividend Payment Date.

(ii)	The amount of Accrued Dividends accruing with respect to each share of Series A Preferred Stock for any day shall be determined by multiplying (x) the Original Issue Price by (y) a fraction, the numerator of which is the Dividend Rate and the denominator of which is 365. The amount of Accrued Dividends accrued with respect to any share of Series A Preferred Stock for any Dividend Payment Period shall equal the sum of the daily Accrued Dividend amounts accrued in accordance with the prior sentence of this Section 4(b)(ii) with respect to such share during such Dividend Payment Period.

(c)	Payment of Dividends. The Corporation shall pay the Accrued Dividends on each share of the Series A Preferred Stock as follows:

(i)	Prior to December 31, 2025, Accrued Dividends per share of Series A Preferred Stock will be paid in the form of shares of Series A Preferred Stock (“Dividend Shares”) equal to: (1) the aggregate Accrued Dividends unpaid as of such Dividend Payment Date; divided by (2) the Original Issue Price; provided that each Holder shall receive cash in lieu of fractional shares; provided further that the Corporation may with notice to Holders no later than two (2) Business Days prior to the applicable Dividend Record Date, pay the Accrued Dividend on account of the shares of Series A Preferred Stock for such Dividend Payment Period in cash; and

(ii)	Following December 31, 2025, all Accrued Dividends accrued after such date shall be paid in cash, unless prohibited by applicable law (including but not limited to Section 170 of the DGCL); provided that any Accrued Dividends not paid in cash shall be paid in Dividend Shares in accordance with the same formulation under clause (i) above.

All Accrued Dividends payable in cash hereunder shall be made in lawful money of the United States of America to each Holder in whose name the Series A Preferred Stock is registered as set forth on the books and records of the Corporation. Such payments shall be made by wire transfer of immediately available funds to the account such Holder may from time to time designate by written notice to the Corporation or by Corporation check or by credit to the account of such Holder through customary dividend payment processes, in each case, without any deduction, withholding or offset for any reason whatsoever except to the extent required by law. For the avoidance of doubt, if the payment of any dividend on the Series A Preferred Stock in Dividend Shares, in whole in part, would require the Corporation to obtain approval of its shareholders under applicable law (the “Shareholder Approval”), then, to the extent the Shareholder Approval has not been obtained, the Corporation shall pay such dividend (or portion thereof) in cash, unless prohibited by applicable law (including but not limited to Section 170 of the DGCL).

(d)	Reservation of Series A Preferred Stock. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Series A Preferred Stock for the sole purpose of issuance of Dividend Shares, not less than such aggregate number of Dividend Shares payable upon a Dividend Payment Date. The Corporation covenants that all Dividend Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

(e)	Additional Provisions. Except as otherwise permitted with the consent of the Requisite Holders:

(i)	So long as any shares of Series A Preferred Stock are outstanding, except as described in the immediately following sentence and Section 5(c) of this Certificate of Designation, no dividends shall be authorized and declared or paid or set apart for payment on any series or class or classes of Parity Securities for any period unless full cumulative dividends have been declared and paid (in Dividend Shares or cash, as applicable) or are contemporaneously declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment (in Dividend Shares or cash, as applicable) on the Series A Preferred Stock for all prior dividend periods. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all dividends authorized and declared upon the Series A Preferred Stock and all dividends authorized and declared upon any other series or class or classes of Parity Securities shall be authorized and declared ratably in proportion to the respective amounts of dividends accumulated and unpaid on the Series A Preferred Stock and such Parity Securities. In the event that any dividends payable on Parity Securities are paid in cash, such cash shall be paid ratably in proportion to the respective amounts of dividends accumulated and unpaid on the Series A Preferred Stock and such Parity Securities.

(ii)	So long as any shares of Series A Preferred Stock are outstanding, with respect to any dividends (other than dividends or distributions paid solely in Junior Securities of, or in options, warrants or rights to subscribe for or purchase, Junior Securities), unless full cumulative dividends on all outstanding shares of Series A Preferred Stock and any Parity Securities at the time such dividends are payable shall have been paid or set apart for payment (in Dividend Shares or cash, as applicable) for all past dividend periods with respect to the Series A Preferred Stock and all past dividend periods with respect to such Parity Securities, no dividends shall be authorized and declared or paid or set apart for payment on any series or class or classes of Junior Securities for any period, nor shall any Junior Securities be redeemed, purchased, or otherwise acquired for any consideration, other than:

(iii)	purchases, redemptions or other acquisitions of shares of Junior Securities pursuant to any employment contract, benefit plan or other similar arrangement with or for the benefit of current or former employees, officers, directors or consultants;

(iv)	purchases of fractional interests in shares of Junior Securities pursuant to the conversion or exchange provisions of such Junior Securities or the security being converted or exchanged;

(v)	payment of any dividends or distributions in respect of Junior Securities where the dividend or distribution is in the form of the same stock or rights to purchase Junior Securities; or

(vi)	any dividend in kind in connection with the implementation of a shareholders’ rights or similar plan, or the redemption or repurchase of any rights under any such plan.

(vii)	Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

5.	Liquidation.

(a)	Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a “Liquidation Event”) or Deemed Liquidation Event, unless the Requisite Holders, at a meeting of Holders voting as a separate class or acting by written consent, elect that a transaction is not a Deemed Liquidation Event, the Holders of each share of Series A Preferred Stock then outstanding shall be entitled to be paid a liquidation preference out of the assets of the Corporation available for distribution to its stockholders (including, in the case of a Deemed Liquidation Event, in the same form(s) of property offered as the consideration in such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board)): (i) after payment, and subordinate to, the full payment then owed to the holders of Senior Securities then outstanding, if any; (ii) before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, and (iii) pari passu with the holders of shares of Parity Securities on a pro rata basis (as provided in Section 4 of this Certificate of Designation) in an amount per share equal to the greater of (A) the Original Issue Price, plus any unpaid Accrued Dividends and (B) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Class A Common Stock pursuant to Section 8 of this Certificate of Designation immediately prior to such Liquidation Event or Deemed Liquidation Event (the “Liquidation Preference”). The Corporation shall promptly issue a press release disclosing any Liquidation Event or Deemed Liquidation Event, and not less than fifteen (15) days prior to the payment date stated therein. After the payment in full of the amounts provided for in this Section 5, the Holders shall not be entitled to any further payments and will have no right or claim to any of the Corporation’s remaining assets in respect of their ownership of Series A Preferred Stock.

(b)	Insufficient Assets. If upon any such Liquidation Event or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders the full amount to which they shall be entitled under Section 5(a) of this Certificate of Designation, the Holders shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(c)	Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of Capital Stock of the Corporation upon any such Liquidation Event or Deemed Liquidation Event shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

(d)	Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the applicable transaction agreement shall provide that (i) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of Capital Stock of the Corporation in accordance with Section 5(a) of this Certificate of Designation and Section 4.4(c) of Art. IV of the Certificate of Incorporation as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (ii) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of Capital Stock of the Corporation in accordance with Section 5(a) and Section 4.4(c) of Art. IV of the Certificate of Incorporation of this Certificate of Designation after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 5(d), consideration placed into escrow or retained as a holdback to be available for satisfaction of purchase price adjustment, indemnification or similar obligations or earnout payment in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

6.	Reorganization Events.

(a)	Reorganization Events. Subject to Section 10(c), in the event of:

(i)	any reclassification, statutory exchange, merger, consolidation or other similar business combination of the Corporation with or into another Person, in each case, pursuant to which at least a majority of the Class A Common Stock is changed or converted into, or exchanged for, cash, securities or other property of the Corporation or another Person; or

(ii)	any statutory exchange of securities of the Corporation with another Person (other than in connection with a merger or acquisition) or reclassification, recapitalization or reorganization of the Class A Common Stock into other securities, in each case, other than the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation

(each of which is referred to as a “Reorganization Event”), each share of Series A Preferred Stock outstanding immediately prior to such Reorganization Event will, without the consent of the Holders and subject to Section 6(d) and Section 7(a)(iii), remain outstanding but shall become convertible into, in accordance with Section 9, the number, kind and amount of securities, cash and other property (the “Exchange Property”) (without any interest on such Exchange Property and without any right to dividends or distributions on such Exchange Property which have a record date that is prior to the applicable Conversion Date) that the Holder of such share of Series A Preferred Stock would have received in such Reorganization Event had such Holder converted its shares of Series A Preferred Stock into the applicable number of shares of Class A Common Stock immediately prior to the effective date of the Reorganization Event using the Conversion Rate applicable immediately prior to the effective date of the Reorganization Event. If the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each share of Class A Common Stock held immediately prior to such Reorganization Event by a Person, then for the purpose of this Section 6(a), the kind and amount of securities, cash and other property receivable upon conversion following such Reorganization Event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Class A Common Stock. The rights, preferences, privileges and voting power of the Series A Preferred Stock immediately prior to the effective date of a Reorganization Event shall not be affected by such Reorganization Event.

(b)	Successive Reorganization Events. The above provisions of this Section 6 shall similarly apply to successive Reorganization Events and the provisions of Section 9(b) shall apply to any shares of Capital Stock (as though such Capital Stock were Class A Common Stock) received by the holders of the Class A Common Stock in any such Reorganization Event.

(c)	Reorganization Event Notice. The Corporation (or any successor) shall, no less than thirty (30) days prior to the anticipated effective date of any Reorganization Event, provide written notice to the Holders of the occurrence of such event and of the kind and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 6.

(d)	Reorganization Event Agreements. The Corporation shall not enter into any agreement for a transaction constituting a Reorganization Event unless (i) such agreement provides for or does not interfere with or prevent (as applicable) conversion of the Series A Preferred Stock into the Exchange Property in a manner that is consistent with and gives effect to this Section 6, and (ii) to the extent that the Corporation is not the surviving corporation in such Reorganization Event or will be dissolved in connection with such Reorganization Event, proper provision shall be made in the agreements governing such Reorganization Event for the conversion of the Series A Preferred Stock into stock of the Person surviving such Reorganization Event or such other continuing entity in such Reorganization Event.

7.	Voting Rights and Consent Rights.

(a)	General Voting Rights and Consent Rights.

(i)	On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each Holder shall (A) be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such Holder are convertible as of the record date for determining stockholders entitled to vote on such matter (subject to the conversion limitations hereunder), (B) be entitled to notice of any stockholders’ meeting and (C) vote together with the holders of shares of Class A Common Stock and all other securities of the Corporation with the right to vote at any meeting of the stockholders of the Corporation, on an as converted basis, as a single class. Except as otherwise set forth in this Section 7 or as may otherwise be required by law, the Series A Preferred Stock shall not have any voting powers. In all case where Holders have the right to vote separately as a class, such Holders shall be entitled to vote for each such share held by them respectively.

(ii)	Whenever Holders of Series A Preferred Stock are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken, shall be signed by the Holders of outstanding shares of Series A Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Series A Preferred Stock entitled to vote thereon were present and voted. Notice of taking such action shall be given promptly to each Holder of Series A Preferred Stock that would have been entitled to vote thereon at a meeting of stockholders and that did not consent thereto in writing.

(iii)	For as long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote or action by written consent of the Requisite Holders, take any of the following actions:

(A)	alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend this Certificate of Designation or the certificate of incorporation, bylaws or any similar document of the Corporation, in any such case, in a manner that is adverse to the Holders of the Series A Preferred Stock in any material respect other than for an amendment approved by the Requisite Holders (even if such amendment is adverse to the Holders of the Series A Preferred Stock) that is not disproportionately adverse to rights of the Holders of the Series A Preferred Stock; for the avoidance of doubt, neither (x) an adverse effect on the rights, preferences, privileges or voting power of the Common Stock or (ii) the authorization or issuance of any Junior Securities of the Corporation, shall, in either case, be deemed to have an adverse effect on the powers, preferences or rights of the Series A Preferred Stock;

(B)	pay any divided on account to any of the Capital Stock of the Corporation, other than on account of any Senior Securities, for any period during which the Accrued Dividend of the Series A Preferred Stock has not been paid past the date such payment was required to be made;

(C)	during the period that the Accrued Dividend of the Series A Preferred Stock has not been paid, redeem any shares of the Corporation’s Capital Stock, other than: (x) shares of any Senior Securities or (y) Common Stock pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares at the original cost thereof upon the termination of services and provided that such repurchase is approved by the Corporation’s Board of Directors;

(D)	enter into any agreement with respect to any of the foregoing; and

(E)	enter into any agreement, amend or modify any existing agreement or obligation, or issue any security that prohibits, conflicts or is inconsistent with, or would be breached by, the Corporation’s performance of its obligations hereunder.

8.	Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be held by the Corporation as treasury stock that may be reissued, sold or transferred in the discretion of the Board or, by resolution of the Board, be cancelled and retired. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the Holders of Series A Preferred Stock following redemption.

9.	Conversion Rights.

(a)	Definitions. For the purposes of this Section 9 of this Certificate of Designation, the following terms shall have the following meanings:

(i)	“Conversion Date” has the meaning set forth in Section 9(d) of this Certificate of Designation.

(ii)	“Conversion Rate” means the number of shares of Class A Common Stock equal to the quotient of (A) the Original Issue Price divided by (B) $11.00, subject to adjustment as provided in Section 9(b) of this Certificate of Designation,

(iii)	“DTC” means The Depository Trust Corporation or any successor entity.

(b)	Conversion Rate Adjustments. The Conversion Rate set forth above shall be appropriately adjusted for any of the following transactions as provided in this Section 9(b) of this Certificate of Designation:

(i)	Stock Splits and Combinations. If the Corporation shall at any time subdivide or combine its outstanding shares of Class A Common Stock, including by any stock split or stock dividend of Class A Common Stock, then the Conversion Rate shall, after that subdivision or combination, evidence the right to purchase the number of shares of Class A Common Stock that would have been issuable as a result of that change with respect to the shares of Class A Common Stock which were issuable upon conversion of the Series A Preferred Stock immediately before that subdivision or combination. Any adjustment under this section shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii)	Reclassification, Exchange and Substitution. If the Class A Common Stock issuable upon the conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares provided for by clause (i) of this Section 9(b)), the shares of Class A Common Stock that will be issued upon any such conversion of the Series A Preferred Stock shall be equal to that number of shares of Class A Common Stock that would have been issued if the shares of Series A Preferred Stock were converted immediately prior to such transaction and such Holder also then received such other shares as a result of such transaction.

(iii)	Calculation of Adjustments. All adjustments to the Conversion Rate shall be calculated by the Corporation to the nearest 1/10,000th of one share of Common Stock (or if there is not a nearest 1/10,000th of a share, to the next lower 1/10,000th of a share).

(iv)	When No Adjustment Required.

(A)	Except as otherwise provided in this Section 9(b), the Conversion Rate will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, or for the repurchase of Common Stock.

(B)	Except as otherwise provided in this Section 9(b), the Conversion Rate will not be adjusted as a result of the issuance of, the distribution of separate certificates representing, the exercise or redemption of, or the termination or invalidation of, rights pursuant to any stockholder rights plans.

(v)	Successive Adjustments. After an adjustment to the Conversion Rate under this Section 9(b), any subsequent event requiring an adjustment under this Section 9(b) shall cause an adjustment to each such Conversion Rate as so adjusted.

(vi)	Notice of Adjustments. Whenever any event of the type described in this Section 9 has occurred, the Corporation shall as soon as reasonably practicable following the occurrence of an event (but no later than ten (10) Business Days thereafter) that requires such adjustment (or if the Corporation is not aware of such occurrence, as soon as reasonably practicable after becoming so aware):

(A)	compute the adjusted applicable Conversion Rate in accordance with this Section 9 and prepare and transmit to the Conversion Agent an officer’s certificate setting forth the applicable Conversion Rate, the method of calculation thereof, and the facts requiring such adjustment and upon which such adjustment is based; and

(B)	provide a written notice to the Holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the applicable Conversion Rate was determined and setting forth the adjusted applicable Conversion Rate.

(c)	Automatic Conversion.

(i)	If at any time the volume weighted average closing sale price of one share of Class A Common Stock as reported on Nasdaq (or the exchange on which the shares of the Class A Common Stock are then listed) (such price, the “Closing Sale Price”) equals or exceeds $14.30 for a period of at least twenty (20) Trading Days out of thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination (an “Automatic Conversion Event”), as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Class A Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Class A Common Stock, as determined by the Board (or a committee thereof) in good faith, the Corporation shall cause the conversion of any or all of the shares of Series A Preferred Stock, without any action on the part of Holders, into shares of Class A Common Stock at the applicable Conversion Rate, on the date of determination of the Automatic Conversion Event.

(ii)	As promptly as practicable after the Automatic Conversion Event, the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and non-assessable shares of Class A Common Stock to which the holders of shares of such Series A Preferred Stock shall be entitled. This conversion shall be deemed to have been made at the close of business on the Automatic Conversion Event so that the rights of the Holder as to the shares of Series A Preferred Stock shall cease except for the right to receive the conversion value and, if applicable, the Person entitled to receive shares of Class A Common Stock shall be treated for all purposes as having become the record holder of those shares of Class A Common Stock at that time on that date.

(d)	Conversion at Holder’s Option.

(i)	Each of the Holders, at their option, may, at any time and from time to time, convert some or all of their outstanding shares of Series A Preferred Stock into Class A Common Stock at the then applicable Conversion Rate; provided that each Holder shall receive cash in lieu of fractional shares as set out in Section 9(d)(vii); and provided further, that no right of conversion may be exercised by a Holder in respect of fewer than 25,000 shares of Series A Preferred Stock (unless such conversion relates to all shares of Series A Preferred Stock held by such Holder).

(ii)	The Corporation shall not issue fractional shares of Class A Common Stock upon the conversion of shares of Series A Preferred Stock. Instead, the Corporation shall at its option either (1) pay the cash value of such fractional shares based upon the Closing Sale Price of its Class A Common Stock on the Trading Day immediately prior to the date on which the certificate or certificates representing the shares of Series A Preferred Stock to be converted are surrendered accompanied by a written notice of conversion and any required transfer taxes (the “Voluntary Conversion Date”, and together with the date of an Automatic Conversion Event, a “Conversion Date”); or (2) round up the factional shares to the next whole number.

(iii)	Holders’ Conversion Procedures.

(A)	Holders may convert some or all of their shares of Series A Preferred Stock by surrendering to the Corporation at its principal office or at the office of its transfer agent, as may be designated by the Board of Directors, the certificate or certificates for the shares of Series A Preferred Stock to be converted, accompanied by a written notice stating that the Holder elects to convert in the form attached hereto as Exhibit A (a “Conversion Notice”) all or a specified whole number of those shares in accordance with the provisions described in this Section 9(d) of this Certificate of Designation and specifying the name or names in which the Holder wishes the certificate or certificates for the shares of Class A Common Stock to be issued. If the notice specifies a name or names other than the name of the Holder, the notice shall be accompanied by payment of all documentary, stamp or similar issue or transfer taxes payable upon the issuance of shares of Class A Common Stock in that name or names. Other than such taxes, the Corporation shall pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Series A Preferred Stock. The date on which the Corporation has received all of the surrendered certificate or certificates, the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to the Corporation’s satisfaction that those taxes have been paid, shall be deemed the Conversion Date with respect to a share of Series A Preferred Stock. As promptly as practicable after the Conversion Date with respect to any shares of Series A Preferred Stock, the Corporation shall deliver or cause to be delivered (A) certificates representing the number of validly issued, fully paid and non-assessable shares of Class A Common Stock to which the holders of shares of such Series A Preferred Stock, or the transferee of the holder of such shares of Series A Preferred Stock, shall be entitled and (B) if less than the full number of shares of Series A Preferred Stock represented by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares represented by the surrendered certificate or certificates, less the number of shares being converted.

(B)	In lieu of the foregoing procedures, if the Series A Preferred Stock is held in global certificate form, the Holder must comply with the procedures of DTC to convert its beneficial interest in respect of the Series A Preferred Stock represented by a global stock certificate of the Series A Preferred Stock.

(C)	If more than one (1) share of Series A Preferred Stock is surrendered for conversion by the same holder at the same time, the number of whole shares of Common Stock issuable upon conversion of those shares of Series A Preferred Stock shall be computed on the basis of the total number of shares of Series A Preferred Stock so surrendered.

(iv)	Effect of Conversion. Effective immediately prior to the close of business on the Conversion Date applicable to any shares of Series A Preferred Stock:

(A)	the rights of the Holder as to the shares being converted shall cease except for the right to receive the conversion value;

(B)	such shares of Series A Preferred Stock shall cease to be outstanding;

(C)	the corresponding shares of Common Stock pursuant to the conversion shall be issued and outstanding; and

(D)	the Person entitled to receive shares of Class A Common Stock shall be treated for all purposes as having become the record holder of those shares of Class A Common Stock at that time on that date.

(v)	Delivery of Cash or Shares of Class A Common Stock. If a written notice from the Holder in accordance with Section 9(d)(iii) specifies a date of delivery for any shares of Class A Common Stock, such shares shall be delivered on the date so specified, which shall be no earlier than the second (2nd) Business Day immediately following the date of such notice and no later than the seventh (7th) Business Day thereafter, the Corporation shall issue the number of whole shares of Class A Common Stock issuable upon conversion (and deliver payment of cash in lieu of fractional shares as set out in Section 9(d)(vii)) and, to the extent applicable, any cash, securities or other property issuable thereon. Such delivery of shares of Common Stock, securities or other property shall be made by book-entry or, at the request of the Holder, by delivering a notice to the Conversion Agent, through the facilities of DTC or, subject to Section 13, in certificated form. Any such certificate or certificates shall be delivered by the Corporation to the appropriate Holder on a book-entry basis, through the facilities of DTC, or by mailing certificates evidencing the shares to the Holders, in each case at their respective addresses as set forth in the Conversion Notice (in the case of a conversion pursuant to Section 9(d)) or in the records of the Corporation (in the case of an Automatic Conversion Event). In the event that a Holder shall not by written notice designate the name in which shares of Class A Common Stock (and payments of cash in lieu of fractional shares) and, to the extent applicable, cash, securities or other property to be delivered upon conversion of shares of Series A Preferred Stock should be registered or paid, or the manner in which such shares, cash, securities or other property should be delivered, the Corporation shall be entitled to register and deliver such shares, securities or other property, and make such payment, in the name of the Holder and in the manner shown on the records of the Corporation.

(vi)	Partial Conversion. In case any certificate for shares of Series A Preferred Stock shall be surrendered for partial conversion, the Corporation shall execute and deliver to or upon the written order of the Holder of the certificate so surrendered a new certificate for the shares of Series A Preferred Stock not converted.

(vii)	Fractional Shares. The Corporation shall not issue fractional shares of Class A Common Stock upon the conversion of shares of Series A Preferred Stock pursuant to Section 9 of this Certificate of Designation. Instead the Corporation shall, at its option, either (1) pay the cash value of such fractional shares based upon the Closing Sale Price of its Class A Common Stock on the Trading Day immediately prior to the date of such Automatic Conversion Event; or (2) round up the factional shares to the next whole number.

(e)	Reservation of Shares. The Corporation shall at all times reserve and keep available, free from preemptive rights out of the Corporation’s authorized but unissued shares of Capital Stock, for issuance upon the conversion of shares of Series A Preferred Stock, a number of the Corporation’s authorized but unissued shares of Class A Common Stock that shall from time to time be sufficient to permit the conversion of all outstanding shares of Series A Preferred Stock.

(f)	Compliance with Laws; Validity, etc., of Class A Common Stock. Before the delivery of any securities upon conversion of shares of Series A Preferred Stock, the Corporation shall comply with all applicable federal and state laws and regulations. All shares of Class A Common Stock delivered upon conversion of shares of Series A Preferred Stock shall, upon delivery, be duly and validly issued, fully paid and non-assessable, free of all liens and charges, not subject to any preemptive rights and without restriction (whether under Rule 144 or otherwise).

(g)	Payment of Dividends upon Conversion.

(i)	Upon the conversion of any shares of Series A Preferred Stock, such Series A Preferred Stock shall cease to cumulate dividends as of the end of the Conversion Date, and the Holder shall not receive any payment in an amount equal to accrued and unpaid dividends on the shares of Series A Preferred Stock, except in those limited circumstances discussed below in this Section 9(g). Except as provided below in this Section 9(g), the Corporation shall make no payment for accrued and unpaid dividends, whether or not in arrears, on shares of Series A Preferred Stock that have been converted.

(ii)	If a Conversion Date occurs before the close of business on a Dividend Record Date, the Holder shall not be entitled to receive any Accrued Dividend in respect of such Dividend Record Date.

(iii)	If a Conversion Date occurs after the Dividend Record Date but prior to the corresponding Dividend Payment Date, the Holder on the Dividend Record Date shall be entitled to receive on such Dividend Payment Date such Accrued Dividends, notwithstanding the conversion of such shares of Series A Preferred Stock prior to the applicable Dividend Payment Date.

10.	Transfer Agent, Conversion Agent, Registrar and Paying Agent. The duly appointed Transfer Agent, Conversion Agent, registrar and paying agent for the Series A Preferred Stock shall be Continental Stock Transfer and Trust Company. The Corporation may, in its sole discretion, appoint any other Person to serve as Transfer Agent, Conversion Agent, registrar or paying agent for the Series A Preferred Stock and thereafter may remove or replace such other Person at any time. Upon any such appointment or removal, the Corporation shall send notice thereof to the Holders.

11.	Certificates.

(a)	The Series A Preferred Stock shall be uncertificated, provided that the Board by resolution may provide that some or all of the shares of Series A Preferred Stock shall be represented by certificates. Certificates for the shares of Series A Preferred Stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of Series A Preferred Stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The chairperson or vice chairperson of the Board, the president, vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have power to issue a certificate in bearer form.

(b)	The Corporation may issue a new certificate of Series A Preferred Stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

12.	Taxes.

(a)	Withholding. The Corporation and any applicable withholding agent shall be entitled to deduct or withhold on all applicable payments made to the relevant Holder such amounts as the Corporation or such withholding agent reasonably determines are required to be deducted or withheld therefrom under any provision of applicable law (and, to the extent such amounts are paid to the relevant taxing authority in accordance with applicable law, such amounts will be treated for all purposes of this Certificate of Designation as having been paid to the Person in respect of which such withholding was made). The Corporation and any applicable withholding agent shall have the right to take any actions or measures they determine to be necessary or appropriate to comply with such withholding requirements, including, without limitation, (i) gathering of necessary withholding information from the Holders, (ii) withholding and applying a portion of any cash distribution to be made with respect to the Series A Preferred Stock to pay applicable withholding taxes, (iii) selling or liquidating property of the applicable Holders held by the Corporation or such withholding agent in its custody or over which it has control, and (iv) taking any other action as are necessary or appropriate to make the Corporation whole for any previously-paid “cashless” withholding in respect of the Series A Preferred Stock. Each Holder shall indemnify the Corporation and its affiliates and agents for, and hold harmless the Corporation and its affiliates and agents from and against, any and all withholding tax, including penalties and interest, payable by or assessed against the Corporation or any of its affiliates and agents in respect of the Series A Preferred Stock held by such Holder.

(b)	Tax Treatment.

It is intended that the Series A Preferred Stock shall not be treated as “preferred stock” for purposes of Section 305(b)(4) or Section 351(g)(3) of the Code and the Treasury Regulations promulgated thereunder, and neither the Corporation nor a Holder shall take any position contrary to such treatment in any audit or other proceeding or otherwise unless required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

13.	Other Limitations. Notwithstanding anything herein to the contrary, the restrictions and limitations on the Corporation’s discretion to undertake transactions involving or with respect to the Class A Common Stock as set forth in this Certificate of Designation shall not apply to prevent the Corporation from complying with its obligations under the amended and restated limited liability company agreement of Falcon’s Beyond Global, LLC.

14.	Miscellaneous.

(a)	Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Conversion Notice, shall be in writing and delivered personally, by facsimile or e-mail attachment, or sent by a nationally recognized overnight courier service, to the office of the Corporation at 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835, Attention: Bruce A. Brown, e-mail address notices@falconsbeyond.com; or such other e-mail address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 14. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile or e-mail attachment, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number, e-mail address or address of such Holder appearing on the books of the Corporation, or by issuing a press release in a public medium that is customary for such press release. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail attachment at the e-mail address set forth in this Section 14 prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail attachment at the e- mail address set forth in this Section 14 on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b)	Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages and Accrued Dividends, as applicable, on the shares of Series A Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

(c)	Lost or Mutilated Series A Preferred Stock Certificate. If a Holder’s Series A Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof.

(d)	Facts Ascertainable. When the terms of this Certificate of Designation refer to a specific agreement or other document to determine the meaning or operation of a provision hereof, the Secretary of the Corporation shall maintain a copy of such agreement or document at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. The Secretary of the Corporation shall also maintain a written record of the Original Issuance Date, the number of shares of Series A Preferred Stock issued to a Holder and the date of each such issuance, and shall furnish such written record free of charge to any Holder who makes a request therefor.

(e)	Amendments; Waiver. This Certificate of Designation may be amended or any provision of this Certificate of Designation may be waived by the Corporation solely with the affirmative vote at a duly held meeting or written consent of the Requisite Holders. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders, except that a waiver by the Requisite Holders will constitute a waiver of all Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

(f)	Severability. If any provision or provisions of this Certificate of Designation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Designation (including, without limitation, each portion of any section or paragraph of this Certificate of Designation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby.

(g)	Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(h)	Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

*      *       *

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by the undersigned on this 5th day of October, 2023.

By:	/s/ Cecil D. Magpuri
Name:	Cecil D. Magpuri
Title:	Chief Executive Officer

[Signature Page to Certificate of Designation]

EXHIBIT A

CONVERSION NOTICE

Reference is made to the Certificate of Designation of 8% Series A Cumulative Convertible Preferred Stock, par value $0.0001, of Falcon’s Beyond Global, Inc., a Delaware corporation which was formerly known as Palm Holdco, Inc. (the “Certificate of Designation”). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to convert the number of shares of 8% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), of Falcon’s Beyond Global, Inc., a Delaware corporation (the “Corporation”), indicated below into shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of the Corporation, as of the date specified below.

Date of Conversion (if applicable):___________________________________________________

Number of shares of Series A Preferred Stock to be converted:_______________________________

Share certificate no(s). of Series A Preferred Stock to be converted:___________________________

Tax ID Number (if applicable): _______________________________________________________

Please confirm the following information:

Conversion Rate:_____________________________
Number of shares of Class A Common Stock to be issued:

Please issue the shares of Class A Common Stock into which the shares of Series A Preferred Stock are being converted in the following name and to the following address:

Issue to:________

Address:_______
Telephone Number:

Email:_________
Authorization:

By:____________________________________________________
Title:___________________________________________________
Dated:__________________________________________________
Account Number (if electronic book entry transfer):______________
Transaction Code Number (if electronic book entry transfer):_______

[Payment Instructions for cash payment in lieu of fractional shares:]